Sun Life Assurance Company of Canada (U.S.) Letterhead

April 28, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Post-Effective Amendment No. 33 to the Registration Statement on Form N-4
(File Nos. 811-05846 and 333-83516)

Commissioners:

      This correspondence pertains to the above-captioned post-effective.  The prospectus included in the post-effective amendment to this Form N-4 registration statement is identical to the Sun Life Financial Masters Choice prospectus which was included in the Pre-Effective Amendment No. 3 to the registration statement of Sun Life Assurance Company of Canada (File No. 333-156308), filed April 24, 2009.

      Responses to the staff’s oral comments of April 10, 2009, pertaining to the Sun Life Masters Financial Choice prospectus, were included in the Form S-3 registration statement as well as this Form N-4 registration statement.

      Please direct all questions and comments to the undersigned at (781) 263-6402 or to Thomas C. Lauerman, Esquire, of Jorden Burt LLP at (202) 965-8156.

Respectfully yours,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Rebecca A. Marquigny, Esquire
Thomas C. Lauerman, Esquire